Issuer Free Writing Prospectus, dated May 14, 2015

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-203259 and 333-203259-02

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$400,000,000 6.000% Senior Notes due 2023

May 14, 2015

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	6.000% Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount:	$400,000,000

Net Proceeds (after estimated offering expenses):	$392,000,000

Final Maturity Date:	May 15, 2023

Issue Price:	100.000%, plus accrued interest, if any, from May 21, 2015

Coupon:	6.000%

Yield to Maturity:	6.000%

Spread to Benchmark Treasury:	+390 bps

Benchmark Treasury:	UST 1.750% due May 15, 2023

Interest Payment Dates:	May 15 and November 15, beginning on November 15, 2015

Interest Record Dates:	May 1 and November 1

Optional Redemption:	Make-whole call at T+50 until May 15, 2018

	On or after May 15, 2018, at the prices set forth below for the twelve-month period beginning on May 15 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2018	104.500%
	2019	103.000%
	2020	101.500%
	2021 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.000% prior to May 15, 2018

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	ABN AMRO Securities (USA) LLC BBVA Securities Inc.

Trade Date:	May 14, 2015

Settlement Date:	May 21, 2015 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185L AG7 ISIN: US37185LAG77

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 14, 2015. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611.